October 9, 2017

Via Edgar & Electronic Mail

Securities and Exchange Commission

Attn: Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Mail Stop 4631

100 F Street, NE

Washington, DC 20549

Re: GlyEco, Inc.

Form 10-K for the Year Ended December 31, 2016

Filed April 6, 2017

File No. 0-30396

Dear Mr. Cash:

We are in receipt of your correspondence dated October 2, 2017. For ease of reference, we are responding to your comments in the order in which it appeared in your October 2 correspondence. Our responses are in italics.

Form 10-K for the Year Ended December 31, 2016

Item 8 — Financial Statements and Supplementary Data, Page 38

Note 10 — Business Combinations and Asset Acquisition, Page 57

1.       Please tell us why you believe it is appropriate to include income tax benefit of $1.0 million in the fair value of the total consideration transferred to acquire WEBA. Refer to ASC 805-30-30-7.

We have reviewed ASC 805-30-30-7. Commencing with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, we will modify our financial statement disclosure presentation to remove the income tax benefit from the fair value of the consideration transferred. As a result, going forward, we will present the financial statement disclosure in the following manner:

WEBA

On December 27, 2016, the Company entered into a Stock Purchase Agreement (“WEBA SPA”) with WEBA, a privately-owned company that develops, manufactures and markets additive packages for the antifreeze/coolant, gas patch coolants and heat transfer industries. Pursuant to the WEBA SPA, the Company acquired all of the WEBA shares from the WEBA sellers for $150,000 in cash and $2.65 million in 8% Promissory Notes (see Note 8). In addition, the WEBA sellers may be entitled to receive earn-out payments of up to an aggregate of $2,500,000 for calendar years 2017, 2018, and 2019 based upon terms set forth in the WEBA SPA. The Company also issued 5,625,000 shares as repayment of $450,000 of notes payable due to the WEBA sellers. The fair market value of the shares was $0.10 on the date of issuance. Following the WEBA acquisition, WEBA became a wholly owned subsidiary of the Company.

We accounted for the acquisition of WEBA as required under applicable accounting guidance. Tangible assets acquired are recorded at fair value. Identifiable intangible assets that we acquired are recognized separately if they arise from contractual or other legal rights or if they are separable, and are recorded at fair value. Goodwill is recorded as the excess of the consideration transferred over the fair value of the net identifiable assets acquired. The earn-out payments liability was recorded at their estimated fair value of $1,745,023.

Although management estimates that certain of the contingent consideration will be paid, it has applied a discount rate to the contingent consideration amounts in determining fair value to represent the risk of these payments not being made. The total acquisition date fair value of the consideration transferred and to be transferred is estimated at approximately $5.1 million, as follows:

Cash payment to the WEBA Sellers at closing	$150,000
Common Stock issuance to the WEBA Sellers	562,500
Promissory notes to the WEBA Sellers	2,650,000
Contingent cash consideration to the WEBA Sellers	1,745,023
Total acquisition date fair value	$5,107,523

Allocation of Consideration Transferred

The identifiable assets acquired and liabilities assumed were recognized and measured as of the acquisition date based on their estimated fair values as of December 27, 2016, the acquisition date. The excess of the acquisition date fair value of consideration transferred over the estimated fair value of the net tangible assets and intangible assets acquired was recorded as goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Cash	$172,950
Accounts receivable	342,151
Loan receivable from RS&T	500,000
Property and equipment	8,720
Customer list	470,000
Intellectual property	880,000
Trade name	390,000
Non complete agreement	835,000
Total identifiable assets acquired	3,598,821
Accounts payable and accrued expenses	190,527
Deferred tax liability	1,030,000
Total liabilities assumed	1,220,527
Total identifiable assets less liabilities assumed	2,378,294
Goodwill	2,729,229

Net assets acquired	$5,107,523

Item 9A — Controls and Procedures, Page 65

2.       In future filings please identify which version, 1992 or 2013, of the COSO framework management used in performing its assessment of internal control over financial reporting.

In our future filings, we will identify our reliance on the 2013 COSO framework used in performing management’s assessment of internal control over financial reporting.

Should you have any further questions, kindly feel free to contact the undersigned.

Very truly yours,

/s/Brian Gelman

Brian Gelman

Chief Financial Officer